

FLUTTERPADS

A flexible extended-stay rental marketplace backed by its own properties

flutterpads.com   Los Angeles, CA   [Instagram]   Marketplace   Real Estate

Highlights

1 $11 million in assets under management and $700k in annualized revenue within the first 18 months*

2 85% occupancy rate, 100% satisfaction for value, location, and service quality per internal metrics

(3) We build, manage, buy/sell units while offering a membership-based online rental marketplace.

(4) Rental marketplace website and iOS/Android apps are scheduled to be live by May 15, 2024.

Featured Investor

 **Bao Nguyen**
Invested $275,000 ⓘ

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"I began investing in this company starting in 2020, which was a year after I had the outstanding experience of hiring their real estate development division for a property renovation project. I have had a front row seat in witnessing their incredible work and capacity growth over the years. Their hard earned industry knowledge, breadth of capabilities, unrelenting focus on quality, and rock solid management focus makes my investment in FlutterPads one of my most favorite seed investments in my portfolio. A company that is undertaking the monumental task of combining digital assets with physical assets, struck at the core of my personal investment thesis. I am eagerly looking forward to their milestones."

Our Team

 **Daniel Ameer** Founder/CEO

A former banker with extensive knowledge in RE development and finance and history of working on underwriting decisions for RE loans. He launched the company concept in LA, and is now focused on unleashing the business on a planned course of expansion.

 **Alexander Veselov** Co-Founder & Director of Guest Experience

2 years in Taiwan as the Company Performance Manager for a large theme park, overseeing staff performance quality. 7 years as the On-Board Assistant Performance Manager for Princess Cruises, where he hosted thousands of guests from all over the world.

from all over the world.



Braxton Huff Director of Technology

Redesigned the Major League Soccer's app that boasts over 2 million users and an app for CVS Healthcare. Leveraged expertise in interface fluidity and data-driven design, guaranteeing a seamless and user-centric experience.



Juan Anguiano Construction Manager

With 20+ years in LA's residential construction, Juan Anguiano leads FlutterPad's property management with expertise in Construction, Maintenance, Budgeting, and City Inspections.



Simon Park Chief Architect & Advisor

Korean architect, acclaimed for innovative designs, moved to CA 20 years ago. Awarded for the Korean Consulate, he leads transformative projects, serving as the primary adviser for FlutterPads Inc., integrating social, ecological, and economic principles.



Andrew Mezger D.R.E. Broker/Principal

Andrew, a seasoned real estate and mortgage broker in Southern California, merges his expertise with years in Supply Chain & Logistics. At FlutterPads Inc., he leads real estate, providing vital compliance guidance for state laws and regulations.



Daniel Ameer Founder/CEO

Invest in Flutterpads: An Extended-Stay Startup backed by its Own Properties.

HIGHLIGHTS

1. $11 million in AUM and $700,000 in annualized revenue within the first 18 months with zero ad spend and zero customer acquisition cost. All in only a single test market, Los Angeles.

2. 85% Occupancy rate with 100% satisfaction expressed by customers for value, location, and service quality.

3. A high barrier to entry for competitors. FlutterPads can build, furnish, maintain, buy/sell, manage its units while offering a membership-based online rental marketplace.

4. The FlutterPads rental marketplace website and ios/android apps are scheduled to be live by May 15, 2024.

TEAM

Daniel Ameer - Founder & CEO

A former banker with extensive knowledge and passion for real-estate development and finance with a history of funding residential real estate loans throughout the country. In under 2 years, he launched and validated the FlutterPads concept in Los Angeles, and is now singularly focused on unleashing the business on a planned course of mass expansion.

Alexander Veselov - Co-Founder & Director of Guest Experience

Alexander boasts a track record of prioritizing customer-first service rooted in hospitality. He spent 2 years in Taiwan as the Company Performance Manager for a large theme park, overseeing staff performance quality, cohesiveness, and contentment. He then spent 7 years as the On-Board Assistant Performance Manager for Princess Cruises, where he was host to thousands of guests from all over the world all while managing everything from logistics to the training of on-board performances and performers. Ultimately, he was responsible for ensuring the joy and unforgettable memories of all guests.

Braxton Huff - Director of Technology

A self-taught prodigy since high school, Braxton has a history of corporate triumphs. This includes the redesign of the U.S. Major League Soccer's app that boasts over 2 million users as well as complete overhaul of an app for CVS Healthcare. Braxton leverages his expertise in interface fluidity and data-driven design at FlutterPads, guaranteeing a seamless and user-centric experience for our clients.

Juan Anguiano - Construction Manager

With over two decades of technical expertise and a strong track record in project management, Juan Anguiano has solidified his status as a trusted authority in residential construction within the vibrant Los Angeles market. Juan's comprehensive oversight spans every facet of FlutterPad's property management, including Construction/Remodeling, Maintenance Staff Planning, Budgeting, and navigating City Inspections with ease.

Simon Park - Chief Architect & Advisor

Renowned in South Korea for his modern and breathtaking architectural designs, Simon Park moved to California nearly 20 years architectural designs, Simon Park moved to California nearly 20 years ago and established an office in Santa Monica. Simon's awards and accolades as an architect led him to be selected by the Korean government to design and orchestrate the construction of the Korean Consulate Building in Los Angeles. Los Angeles Unified School District also awarded multiple new school projects to Simon's firm based on his visionary concepts. Simon is revered by his clients and peers for his ability to incorporate social, ecological sustainability, and economic principles into his designs. Simon acts as the primary Adviser for construction or remodeling projects of FlutterPads.

Andrew Mezger - D.R.E. Broker/Principal & Advisor

Andrew, an experienced real estate and mortgage broker in Southern California, augments his expertise with insights gained from years dedicated to a distinguished career in industrial Supply Chain & Logistics management. At FlutterPads, Andrew assumes a pivotal advisory role, spearheading real estate transactions and offering invaluable guidance on regulatory compliance, ensuring the company remains aligned with state laws and regulations.

PITCH

FlutterPads Inc., through its wholly-owned subsidiary, Adaptive Capital Corporation, is a Los Angeles based startup in the Extended-Stay rental space that uniquely merges the scalability of an online mass rental marketplace with the financial grounding of actual real estate assets owned. Extended-Stay rental demand exceeds $200 Billion just within the 25 metropolitans planned for FlutterPad's current expansion footprint. High quality affordable accommodations with flexible rental terms are sought after each and every day by traveling professionals, digital nomads, students, medical treatment seekers, corporate relocations, Insurance Companies, assignment workers, and many more. FlutterPads solution fills the large void in the market created by the ultra expensive Short-Term vacation rental industry and the inflexibility and complexity of traditional Long-Term leasing that require commitment of large sums for Security Deposits and other expenses.

Flutterpads not only enables property owners to list their properties for Extended-Stay rentals, but also builds, owns and operates its in-house Extended-Stay units in high demand locations that are high quality and require low maintenance. Customers can now find Extended-Stay lodgings with high standard of living, high flexibility, and affordable pricing to meet their needs.

PROBLEM

Millions of people travel each day for ordinary reasons that have very little to do with vacationing. These masses travel for work, school, medical treatment, family needs, testing out the quality of life in a city before making a permanent move, etc. For this enormous segment of the rental market throughout the country, housing options have been limited to either ultra expensive vacation rentals or fear inducing inflexible long-term leases with penalties and hefty deposits.

SOLUTION

FlutterPads brings to market a network of affordable, flexible term, fully furnished accommodations in prime metropolitan locations without breaking the bank as vacation rentals do, or imprisoning a renter with restrictive and punitive long-term leases.

We have diversified revenue streams, unlike our competitors that are strictly transactional platforms. Our diverse revenues come from:

- Rental income from in-house assets

- Membership fees from subscribed members

- Transaction fees from all users of our platform

- Full-service property management fees

- "Turn Key" full service furnishing fees

- Revenue sharing agreements with an ecosystem of home services providers

- Asset Revaluation Income from our real estate holdings value appreciation

TARGET MARKET

- Traveling professionals

- Remote workers

- Home owners going through planned or unplanned residency transitions

- Medical treatment travelers

- University students
- People taking the first transitional step to relocate to a new city permanently

The compounding factors of housing unaffordability and inventory shortages are ballooning the sheer size of "life experience" focused renters who are prioritizing living standards and mobility and delaying property ownership, resulting in sustained growth of flexible rental demand nationwide.

FlutterPads is a timely and essential solution amidst converging crises – housing, economic, supply chain, and socio-economic shifts. The company provides a sustainable solution, offering affordable and flexible housing options for a significant portion of the country's overall rental customer base that has always existed in the past and is now ballooning in size more than ever.

FlutterPad's membership subscribed users can expect a network of affordable, high quality, fully furnished rentals for their Extended-Stay needs. Our Features & Benefits are listed below:

- No expensive rates and commissions unlike vacation rental platforms.
- No large security deposits or hefty early termination fees of long-term rentals.
- High standard of living with extraordinary guest servicing.
- Flexibility for renters to move in or move out as desired (1–3 month terms per booking).
- Dynamic rental pricing year-round that allows maximization of income for Hosts

income for Hosts.

- Properties preserved in pristine condition with regular upgrades and maintenance.

- Community of renters & owners that creates a feedback loop for improvements.

- Discounts on future partner products and services.

A Market Overflowing With Demand, But Limited Supply



- The demand for Extended-Stay rentals is estimated to be more than $200 Billion annually in just the 25 metropolitan locations FlutterPads plans to enter.

- The Tangible Addressable Market is over $120 Billion in the first 13 metropolitan markets slated for Phase-1 of FlutterPad's expansion.

- FlutterPads' product demand is being further accelerated by the unaffordability and low inventory of starter homes, drastic increase in mortgage rates, and widespread adoption of work-from-home.

The FlutterPads Expansion Plan



PHASE 1



FIRST 3 YEARS OF PHASE 1 (2024-2027)
13 metropolitan markets

Los Angeles   San Diego   Austin   Boston   Miami



Irvine
San Francisco
Seattle
Denver
Houston
New York
Charlotte
DC
FULL 5 YEAR PLAN OF PHASE 1 (2024-2029)
25 metropolitan markets Total
LA
Denver
Charlotte
Chicago
San Jose
Irvine
Austin
DC
Phoenix
Honolulu
San Francisco
Houston
Miami
Philadelphia
Kansas City
San Diego
New York
Tempa
San Antonio
Columbus
Seattle
Boston
Atlanta
Dallas
Indianapolis

Future projections are not guaranteed

Our Real-World Results Clearly Demonstrate The Demand And Traction



- Over $700,000 in diversified annualized revenue within the first 18 months with zero advertising budget.
- Average booking length of 45 days with average revenue value of $6,500 per stay.
- A wide spectrum of customer profiles from traveling medical staff to performance artists.
- Zero dollars spent on customer acquisition, SEO, or referral marketing of any kind.
- 100% guest satisfaction expressed by customers related to pricing, value, and locations.

Our Unique Capabilities Set Up A Deep Moat Around Our Business



We have in-house Design, Construction, Maintenance, and Furniture Supply infrastructure

We have in-house Property Management and Hospitality staff, systems, and training protocols

We Have 5-star ratings with our past guests who refer approximately 20% of our new guests

We have a state-of-the-art booking platform for our subscribed property owners and renters

We are a fully vertically integrated enterprise.

We have in-house Real Estate Brokerage enabling us to execute transactions directly

We have extensive experience with municipal regulations, building codes, and best practices

TESTIMONIALS



Our enthusiastic customer base consists of a broad variety of renter types including entertainment artists, healthcare professionals, digital nomads, international corporate assigned professionals, and many others from everyday walks of life. All of these guests of FlutterPads love the company's concept, execution, and value.

See What Our Guests Have To Say!





HELIO CHUNG

Engineer on assignment in LA from Buenos Aires, Argentina

"We recently had the pleasure of staying at an extraordinary FlutterPads apartment in Los Angeles, and it was an experience that exceeded all our expectations. The apartment's amenities were nothing short of exceptional. From high-speed internet and a smart TV for entertainment to a well-appointed bathroom with premium toiletries, every aspect of our stay was made comfortable with a great air conditioning system and convenient with a garage for 2 mid size cars. The communication with the hosts was seamless. Throughout our stay, the hosts were readily available and attentive to any requests we had, and genuinely cared about ensuring my family had a memorable experience. Our stay at this apartment was an absolute delight. We left with unforgettable memories and a genuine desire to return in the future. We recommend to anyone looking for a centrally located, and comfortable retreat in the heart of Hollywood!"





JACKERA DAVIS

Broadway Stage Actress
from NYC visiting LA for per-
forming in "BEETLE JUICE"

"I enjoyed my stay here sooooo much! This has everything I wanted and more, easy access to outdoor hikes, Pilates classes, yummy restaurants, and super cute coffee shops! The house was super clean and very private, I felt extremely safe my entire stay. FlutterPads hosts were even super responsive when I accidentally locked myself out of my room and needed assistance. They were very quick, and very eager to help! Such a great price point for what you're getting and the area too!"





BENJAMIN EVEREST

Musician traveling for shows
from Liverpool, UK

"Lovely little lot with a couple properties. This one is tucked at the back with a parking space, 2 good sized bedrooms and bathrooms, and a spacious communal space! Had all necessary amenities, cooking utensils, etc. Was a pleasant space and felt homely. Good little surround back garden too! The FlutterPads Hosts were both super helpful and responsive, coming to fix any issues we had straight away (only one - a door lock battery ran low!). My favorite area I've stayed in LA to - 5 min walk to coffee, diners, tacos, bars, and groceries."





**SRABION
HAROUTUNIAM**

Psychotherapist on
assignment in LA from
London, UK

"My stay was truly wonderful! The warm welcome by FlutterPads and their team really set the tone for an awesome 3 month experience. The cottage is a real gem - flawlessly clean, and well equipped with all I needed, including parking! The location struck a perfect balance, letting me explore LA's vibrant neighborhoods and enjoy a peaceful retreat. The hosts went above and beyond, ensuring my comfort and sharing excellent local recommendations. I can't praise FlutterPads enough for the delightful experience. For a memorable and comfortable stay in LA, this cottage is a must-book. I'm eager to return and relive the wonderful memories!"

Extended-Stay Rentals Are Just The Beginning



Future projections are not guaranteed

- Fully optimized platform for intuitive booking experience and membership renewals.

- Planned integration with Car Sharing services, Concerts/Theatre/Events platforms.

- Planned creation of an "In-Network Used Items Marketplace" for Network Guests to BUY/SELL items from one another to help meet their needs during their Move-Ins and Move-Outs.

- Planned addition of a "Wish List" feature on our booking map where guests can click on any area of the map of a given city where FlutterPads operates to tell us where they would love to stay. This feature will help us with property acquisition targeting and data tracking of customer demand.

The above projections are not guaranteed.

A WORLD CLASS TEAM

Our battle-hardened industry veteran team is our most valuable competitive arsenal. We are a uniquely comprehensive Industry-Vertical enterprise with technical, operational, and financial infrastructure in place that our competition simply cannot replicate. Each member of our team deploys a vast cache of professional experience, totalling 75 years of collective experience that is backed by unwavering dedication to our vision for FlutterPads brand recognition for quality and value.

PERKS


Our investor perks are practical and fun. We plan to offer the following benefits:

1. Register at the $500 tier: Receive a "FlutterPads Co-Founder" T-shirt

2. $2,500 Tier: Receive access to our quarterly investor catchup call. 1 free night stay at any of our properties. Includes all previous perk tiers.

3. $5,000 Tier: 2 free nights stay at any of our properties. Includes all previous perk tiers.

4. $10,000 Tier: Exclusive Dinner with founders at one of our properties. A $50 Uber gift card. Includes all previous perk tiers.

5. $15,000 Tier: Free stay at any one of our properties for 1 week plus a free premium 1 year membership. A $100 Uber gift card includes all previous perk tiers.

USE OF FUNDS



$2.8 MILLION
in high interest debt facilities retired



$1.7 MILLION
in closing cost on $6,000,000 in new acquisition



$500 THOUSAND
in marketing and technology

—- FOR WEFUNDER specific USE OF FUNDS —-

1. 55% funds raised used for retiring high interest construction loans

2. 35% funds raised used for new acquisitions in Los Angeles

3. 10% funds raised used for technology, marketing, and property furnishings

Ready To **Revolutionize** The Vastly Under-Served **Extended-Stay Rental Market**?

*FlutterPads began operating without officially incorporating the underlying Delaware C-Corp in the second quarter of 2022 using the FlutterPads branding. 2022 was the transition year when Adaptive Capital pivoted its historical business from being a Real Estate Developer to Extended Stay rental operations. The 18 months of performance tracking referenced in our investor literature takes into consideration the actual FlutterPads branded operations starting in the second quarter of 2022.